

05041608

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 7/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

FACING PAGE

BEST AVAILABLE COPY

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 North Clark Street
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan — 312-595-6047 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson Avenue	Chicago	Illinois	60601-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

KH 7/19

OATH OF AFFIRMATION

BEST AVAILABLE COPY

We, Kristie P. Paskvan and James C. Tyree, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31 2005, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby swear that the attached financial statements as of March 31, 2005 and supplementary schedules will promptly be made available to those Mesirow Financial, Inc. members and allied members whose signatures do not appear below.

Signature

James C.Tyree-Chairman & Chief Executive Officer

Title

Signature

Kristie P. Paskvan-Chief Financial Officer

Title

M Victoria Downs

Notary Public


"OFFICIAL SEAL"
M. VICTORIA DOWNS
COMMISSION EXPIRES 08/18/05
NOTARY PUBLIC STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [x] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. - Bound separately [1]

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Filed with the appropriate regulatory Bodies.

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2005

Assets

Cash	$	6,218,000
Cash and securities segregated in compliance with federal regulations		56,000,000
Receivables from:		
Brokers, dealers and clearing organizations		131,088,000
Customers		88,090,000
Other		2,909,000
Deposits with clearing organizations		6,275,000
Securities owned, at market value		150,722,000
Other assets		2,406,000
Total assets	$	443,708,000

Liabilities and Stockholders' Equity

Liabilities:

Bank loans and overdrafts	$	91,703,000
Payables to:		
Brokers, dealers and clearing organizations		21,044,000
Customers		137,378,000
Securities sold, not yet purchased, at market value		124,296,000
Accounts payable and accrued expenses		9,478,000
Total liabilities		383,899,000
Stockholders' equity		59,809,000
Total liabilities and stockholders' equity	$	443,708,000

The accompanying notes are an integral part of these financial statements